SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Amendment No. __

Under the Securities Exchange Act of 1934

TouchTunes Music Corporation
(Name of Issuer)

Class A Voting Common Stock, par value $0.001 per share
(Title of Class of Securities)

891549107
(CUSIP Number)

M. Hubert Manseau Societe Innovatech du Grand Montreal 2020 University Street, Suite 1527 Montréal, Québec H3A 2A5 Canada Tel.: (514) 864-2929
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 10 pages

CUSIP No. 891549107	SCHEDULE 13D

(1)	Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

Societe Innovatech du Grand Montreal

(2)	Check The Appropriate Box If A Member Of A Group	(a): (b): X

(3)	SEC Use Only

(4)	Source Of Funds*

WC

(5)	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

(6)	Citizenship Or Place Of Organization Québec, Canada

Number Of Shares Beneficially Owned By Each Reporting Person With		(7) Sole Voting Power 10,824,558 (1) (8) Shared Voting Power 0 (9) Sole Dispositive Power 10,824,558 (1) (10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person	10,824,558 (1)

(12)	Check If The Aggregate Amount In Row (11) Excludes Certain Shares* [ ]

(13)	Percent Of Class Represented By Amount In Row (11)	42.2% (2)

(14)	Type Of Reporting Person	IC

(1)	Consists of 10,824,558 shares of Class A Voting Common Stock, par value $0.001 (“Class A Common Stock”) currently issuable upon conversion of 3,608,186 shares of Series A Preferred Stock (collectively with the Series B Preferred Stock, the “Convertible Preferred Stock”).

(2)	Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Because the Convertible Preferred Stock votes together with the Class A Common Stock as a single class, the Reporting Person exercises voting control over only 9.9% of the Company’s voting capital stock.

SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.          Security and Issuer.

     This Statement on Schedule 13D relates to the Class A Voting Common Stock, par value $0.001 per share (the “Class A Common Stock”), of TouchTunes Music Corporation, a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 1800 East Sahara Avenue, Suite 107, Las Vegas, Nevada 89104.

Item 2.          Identity and Background.

     (a) - (f). This statement is filed by Societe Innovatech du Grand Montreal, a body politic duly constituted according to An Act respecting Societe Innovatech due Grand Montreal, R.S.Q., ch. S-17.2 (“Innovatech”).

     The principal business of Innovatech is to receive on deposit and manage funds deposited by agencies and instrumentalities of the Province de Québec. The principal place of business of Innovatech is 2020 University Street, Suite 1527, Montreal, Quebec H3A 2A5, Canada.

     The names of the directors and executive officers of Innovatech, their business addresses, their present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted other than Innovatech are set forth in Exhibit 1, attached hereto and expressly incorporated herein by this reference.

(See list of Directors and Officers of Innovatech in Exhibit 1 attached hereto)

     During the past five years, neither Innovatech nor any of the persons listed in Exhibit 1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.          Source and Amount of Funds or Other Consideration.

     The securities described in this Schedule were acquired by Innovatech with funds received from public and private pension funds entrusted to Innovatech for investment purposes. The total amount of funds invested by Innovatech in the transactions described herein was approximately $6,930,000 (exclusive of reinvested accrued interest).

Item 4.          Purpose of Transaction.

     On March 18, 1997, Innovatech purchased 40 shares of Series A Preferred Stock of the Company for $60, 40 shares of Class B Stock of Touchtunes Digital Jukebox Inc., a Canadian corporation (“TDJI”), a subsidiary of the Company, for $200,000, and eight shares of Class C Stock of TDJI for $40,000. Simultaneously with the investment by Innovatech, Sofinov Societe Financiere d’Innovation Inc., a legal entity, duly incorporated under Part 1A of the Companies Act (Quebec) (“Sofinov”), which has no affiliation with Innovatech, also made an investment in the Company, purchasing 60 shares of Series A Preferred Stock of the Company for $90, 60

shares of Class B Stock of TDJI for $300,000, and 12 shares of Class C Stock of TDJI for $60,000. The purpose of these investments was to provide capital to finance the development of the Company’s technology.

     Each share of Series A Preferred Stock of the Company was initially convertible into one share of Class A Common Stock subject to reduction in the event that the Company sells, or is deemed to sell, shares of its Class A Common Stock below $1.50 per share (subject to customary carve-outs). Holders of Series A Preferred Stock of the Company are entitled to one vote per share and vote together with the holders of Class A Common Stock and Series B Preferred Stock. Holders of Series A Preferred Stock are entitled to receive a pro rata share of any dividends declared by the Company on a pari passu basis with the holders of Class A Common Stock and Series B Preferred Stock.

     Each share of Class B Stock of TDJI was exchangeable for 2,500 shares of Series A Preferred Stock of the Company. Each share of Class C Stock of TDJI was exchangeable for 2,500 shares of Series A Preferred Stock of the Company.

     In connection with the investments described above, Innovatech and Sofinov entered into a shareholders agreement (the “Original Shareholders Agreement”) with the Company and Techno Expres, SA, a French corporation (“Techno Expres”), an existing shareholder of the Company. The Shareholders Agreement provided for the following: (a) Innovatech, Sofinov and Techno Expres (collectively, the "Shareholders”) had the right to collectively appoint 2 of 6 directors; (b) the Shareholders’ consent was required to (i) approve annual budgets of the Company, (ii) hire or fire any senior employees of the Company, (iii) engage any underwriters in connection with subsequent public offerings of securities, or (iv) enter into any underwriting agreements involving placements of securities in excess of $1,000,000; and (c) each Shareholder received a preemptive right to purchase its pro rata share of any new offering of securities by the Company (subject to customary carve-outs). The Shareholders’ rights under the Original Shareholders Agreement were later expanded as they invested more capital in the Company and TDJI, as described more fully below.

     On May 9, 1997, Innovatech purchased 272 shares of Class C Stock of TDJI for $1,360,000. Simultaneously, Sofinov purchased 408 shares of Class C Stock of TDJI for $2,040,000. The purpose of these investments was to provide working capital for the Company. Following this transaction, Innovatech beneficially owned approximately 5.8% of the Company’s Class A Common Stock (calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934).

     On February 11, 1998, Innovatech loaned $1,200,000 to TDJI in exchange for convertible debentures, bearing interest at a rate of 12% per year and payable on demand after an occurrence of an event of default. The principal amount of, and accrued and unpaid interest on, the convertible notes was exchangeable for Series A Preferred Stock of the Company at a rate of $2.00/share. Simultaneously, Sofinov loaned $2,800,000 to TDJI in exchange for convertible debentures with the same terms. The convertible debentures contained standard loan covenants (e.g, restrictions on the Company’s ability to incur liens on its assets, incur or guarantee future indebtedness, redeem securities, pay dividends, sell assets other than in the ordinary course of business, materially change the conduct of its business, etc.). The purpose of these investments was to provide working capital for the Company.

     On August 5, 1998, Innovatech loaned $600,000 to TDJI in exchange for convertible debentures, bearing interest at a rate of 12% per year and payable on demand after an occurrence of an event of default. The principal amount of, and accrued and unpaid interest on, the convertible notes was exchangeable for Series A Preferred Stock of the Company at a rate of $2.00/share. Simultaneously, Sofinov loaned $1,400,000 to TDJI in exchange for convertible debentures with the same terms. The convertible debentures also contained standard loan covenants. The purpose of these investments was to provide working capital for the Company.

     On November 2, 1998, Innovatech loaned $1,200,000 to TDJI in exchange for convertible debentures, bearing interest at a rate of 12% per year and maturing payable on demand after an occurrence of an event of default. The principal amount of, and accrued and unpaid interest on, the convertible notes was exchangeable for Series A Preferred Stock of the Company at a rate of $2.00/share. Simultaneously, Sofinov loaned $2,800,000 to TDJI in exchange for convertible debentures with the same terms. The convertible debentures also contained standard loan covenants. The purpose of these investments was to provide working capital for the Company.

     On March 22, 1999, Innovatech loaned $330,579 to TDJI in exchange for convertible debentures, bearing interest at a rate of 12% per year and payable on demand after an occurrence of an event of default. The principal amount of, and accrued and unpaid interest on, the convertible notes was exchangeable for Series A Preferred Stock of the Company at a rate of $2.00/share. Simultaneously, Sofinov loaned $500,000 to TDJI in exchange for convertible debentures with the same terms. The convertible debentures also contained standard loan covenants. The purpose of these investments was to provide working capital for the Company.

     On July 14, 1999, Innovatech loaned $1,000,000 to TDJI in exchange for convertible debentures, bearing interest at a rate of 12% per year and payable on demand after an occurrence of an event of default. The principal amount of, and accrued and unpaid interest on, the convertible notes was exchangeable for Series A Preferred Stock of the Company at a rate of $1.75/share. Simultaneously, Sofinov loaned $2,000,000 to TDJI in exchange for convertible debentures with the same terms. The convertible debentures also contained standard loan covenants. The purpose of these investments was to provide working capital for the Company.

     On September 23, 1999, Innovatech loaned $500,000 to TDJI in exchange for convertible debentures, bearing interest at a rate of 12% per year and payable on demand after an occurrence of an event of default. The principal amount of, and accrued and unpaid interest on, the convertible notes was exchangeable for Series A Preferred Stock of the Company at a rate of $1.75/share. Simultaneously, Sofinov loaned $1,500,000 to TDJI in exchange for convertible debentures with the same terms. The convertible debentures also contained standard loan covenants. The purpose of these investments was to provide working capital for the Company.

     On November 3, 1999, Innovatech loaned $500,000 to TDJI in exchange for convertible debentures, bearing interest at a rate of 12% per year and payable on demand after an occurrence of an event of default. The principal amount of, and accrued and unpaid interest on, the convertible notes was exchangeable for Series A Preferred Stock of the Company at a rate of $1.75/share. Simultaneously, Sofinov loaned $1,500,000 to TDJI in exchange for convertible debentures with the same terms. The convertible debentures also contained standard loan covenants. The purpose of these investments was to provide working capital for the Company.

     On December 31, 1999, Innovatech voluntarily exchanged approximately $5,331,000 in principal amount of debentures, plus accrued and unpaid interest thereon, representing all TDJI promissory notes held by Innovatech, for 2,808,146 shares of Series A Preferred Stock of the Company. Simultaneously, Innovatech also voluntarily exchanged 40 shares of Class B Stock of TDJI and 280 shares of Class C Stock of TDJI, representing all of Innovatech’s equity interest in TDJI, for an aggregate of 800,000 shares of Series A Preferred Stock of the Company. On the same date, Sofinov voluntarily exchanged $15,000,000 in principal amount of debentures, plus accrued and unpaid interest thereon, for 8,035,714 shares of Series A Preferred Stock of the Company. Simultaneously, Sofinov also voluntarily exchanged 60 shares of Class B Stock of TDJI and 420 shares of Class C Stock of TDJI, representing all of Sofinov’s equity interest in TDJI, for an aggregate of 1,200,000 shares of Series A Preferred Stock of the Company. The purpose of these exchanges was to improve the Company’s financial position by reducing indebtedness and consolidate Sofinov’s and Innovatech’s ownership interest at the Company level (as opposed to the TDJI level).

     Following December 31, 1999, certain affiliates of Sofinov continued to make investments in the Company although Innovatech did not. On June 10, 2003, the Company entered into an exchange agreement with these affiliates of Sofinov to improve the Company’s financial position by reducing indebtedness and consolidate their investments at the Company level. This transaction triggered the anti-dilution provisions of the Company’s certificate of incorporation relating to the Series A Preferred Stock, resulting in each share of Series A Preferred Stock becoming convertible into three shares of Class A Common Stock.

Item 5.          Interest in Securities of the Issuer.

     As a result of the transactions described above, as of the date of the filing of this Schedule 13D, Innovatech owns 3,608,186 shares of Series A Preferred Stock. Because the shares of Series A Preferred Stock are convertible into shares of Class A Common Stock, Innovatech is deemed to be the beneficial owner of 10,824,558 shares of Class A Common Stock issuable upon conversion of the 3,608,186 shares of Series A Preferred Stock (each of which is currently convertible into three shares of Class A Common Stock).

     Based on the capitalization of the Company as reported in the Company’s Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2004, filed with the Securities and Exchange Commission on May 17, 2004, such shares represent a beneficial ownership of 42.2% of the Class A Common Stock, as determined in accordance with the regulations of the United States Securities and Exchange Commission. However, because the Series A Preferred Stock votes together with the Class A Common Stock as a single class, Innovatech exercises voting control over only 9.9% of the Company’s voting capital stock.

     Other than the transactions described above, no transactions in the Class A Common Stock, or any securities convertible into or exchangeable for, Class A Common Stock, have been effected by Innovatech during the past 60 days.

     To the knowledge of Innovatech, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     As described above in Item 5 of this Schedule 13D, in connection with the initial investments in the Company by Innovatech and Sofinov, on March 18, 1997 Innovatech, Sofinov, TechnoExpres and the Company entered into the Shareholders Agreement. Since then, the Shareholders Agreement has been amended and restated a number of times in connection with subsequent financings by Innovatech and Sofinov. The Amended and Restated Voting Trust and Limited Shareholders Agreement (the “Amended and Restated Shareholders Agreement”), dated as of June 10, 2003, among Innovatech, Sofinov, Techno Expres and the Company, as currently in effect, provides that Caisse de dépôt et placement du Québec, a legal person without share capital and a mandatary of the State of the Province de Québec (“Caisse”), the parent company of Sofinov, has the right to appoint four of eight members to the Company’s board of directors, Innovatech has the right to appoint one member to the Company’s board of directors, Techno Expres has the right to appoint two members to the board of directors and the remaining board member will either be the chief executive officer of the Company or an individual acceptable to the Shareholders. Caisse continues to have the same consent rights that Sofinov had in the original Shareholders Agreement, dated March 18, 1997. In addition, Caisse’s consent is required prior to: (a) any change in the size of the Company’s board of directors; (b) any amendment to the Company’s articles of incorporation or bylaws; (c) the payment of bonuses or raises to officers and directors of the Company; (d) any purchase of fixtures or any contract requiring expenditures in excess of $50,000; (e) the Company incurring or guaranteeing any indebtedness; (f) the sale of 10% or more of the Company’s assets; (g) the engagement by the Company in any transaction with any affiliate of the Company; (h) the formation of any joint venture; (i) a change in the Company’s independent auditors or accounting policies; and (j) any change in the Company’s business.

     Under the terms of the Amended and Restated Shareholders Agreement, each Shareholder’s consent is required prior to: (a) any change in the Company’s authorized share capital; (b) any sale of capital stock; (c) a sale of all or substantially all of the Company’s assets; (d) a merger involving the Company; (e) the declaration of dividends; (f) the repurchase of any capital stock; (g) the Company’s making a loan to, or repaying any loan on behalf of, any affiliate of the Company; and (h) a liquidation or voluntary bankruptcy of the Company.

     Each of the Shareholders continues to have a preemptive right to purchase its pro rata share of any new securities offering (subject to customary carve-outs).

     In addition, prior to selling any shares of the Company’s capital stock to a third party, each Shareholder is obligated to first offer such shares to the non-selling Shareholders pursuant to a right of first refusal.

     Finally, Caisse has the right to require the other Shareholders to participate in an extraordinary corporate transaction, such as a merger or sale of substantially all of the Company’s assets.

Item 7.          Material to be Filed as Exhibits.

Exhibit 1: List of Executive Officers and Directors of Innovatech.
Exhibit 2: Amended and Restated Voting Trust and Limited Shareholders Agreement, dated June 10, 2003, by and among Caisse, Innovatech, TechnoExpres and the Company (incorporated by reference from Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 13, 2003 (File No. 33-55254-447).

Signature

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated June 22, 2004
SOCIETE INNOVATECH DU GRAND MONTREAL, a legal person without share capital and a mandatary of the State of the Province de Quebec

By: /s/ Hubert Manseau Name: Hubert Manseau Title: President and Chief Executive Officer

EXHIBIT 1

LIST OF EXECUTIVE OFFICERS AND DIRECTORS
OF SOCIETE INNOVATECH DU GRAND MONTREAL

PRINCIPAL
DIRECTORS	BUSINESS ADDRESS	OCCUPATION

Denise Martin	10301, rue Colbert Anjou (Québec) H1J 2G5 Canada	Chairman of the Board, Vice-President and General Manager McMahon Distributeur pharmaceutique Inc.

Pierre LaHaye	12395, rue Olivier Montreal, Québec H4K 1V3 Canada	Vice Chairman of the Board President, Groupe Evergo

Jacques Allard	3215, rue Lacombe Montreal, Québec H3T 1L6 Canada	Director

Martin Godbout	71, rue St-Pierre Québec (Québec) G1K 7A9 Canada	President and Chief Executive Officer Genome Canada

Hubert Manseau	2020 University Street, Suite 1527 Montreal, Quebec H3A 2A5 Canada	President and Chief Executive Officer Innovatech Montreal
OFFICERS	BUSINESS ADDRESS	PRINCIPAL OCCUPATION

Pierre Coutou	Same	Vice President, Advanced Technologies and Telecommunications

Michel Lagueux	Same	Vice President, Health Sciences

Johanne Lemire	Same	Vice President, Administration and Finances

Claude Vachet	Same	Vice President, Information Technology

Andre Vaillant	Same	Vice President, Business Development and Outaouais Region